The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

March 24, 2014

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Tom Kluck
                    Branch Chief

Re:	eBullion, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed February 3, 2013
File No. 333-188003

Dear Mr. Kluck:

Thank you for your February 21, 2014 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 7 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.
We note your response to comment 2 of our comment letter dated January 22, 2014.  Please explain to us, and revise your disclosure as appropriate to clarify, whether the trading account form filed as Exhibit 10.11 concerns the customers’ electronic trading accounts maintained by Man Loong, the customers’ deposit accounts maintained by Man Loong or both.  In addition, please revise your disclosure to explain how payments and trades are processed for customers that do not maintain deposit accounts with Man Loong and file any written agreements that address such process as exhibits to the registration statement or advise.  Also, it appears that certain provisions of the agreement filed as Exhibit 10.11 are not consistent with your disclosure in your registration statement.  For example only, please see section 6, wherein the agreement indicates that Man Loong may be the counterparty for certain customer transactions.  Please explain to us how this agreement is consistent with the disclosure in your registration statement or revise your disclosure as appropriate.

Response: In reviewing the English translation of the Trading Account Form we noticed inconsistencies between the original version and the English translation. We therefore had the document translated once again and have filed the revised translation as an exhibit to the Registration Statement. We believe that the inconsistencies that you referred to were translation errors that have been corrected. We have also added disclosure to clarify that the trading form is completed by all customers and disclosure regarding payment procedures for customers that do not maintain deposit accounts with Man Loong.

United States Securities and Exchange Commission
March 24, 2014

2.
We note your response to comment 6 of our comment letter dated January 22, 2014 and we reissue in part our prior comment.  We note your revised disclosure in the summary and business sections that eBullion Trade was created for the purpose of trading silver contracts as a trading member on the Guangdong Precious Metal Exchange.  Please describe in greater detail the types of contracts it would trade, e.g., futures contracts.  Also discuss in greater detail the business that would be conducted by eBullion Trade if its application is approved.  For example, would its business be similar to Man Loong’s current business?  In addition, please discuss the business purpose of Man Loong making the loan to eBullion Trade where Man Loong will not receive any interest and eBullion Trade as the borrower has the option of repaying the loan in full by transferring all of its share capital to Man Loong which would make Man Loong the sole shareholder of eBullion Trade.

Response: We revised our disclosure to provide a more detailed description of the business to be conducted by eBullion Trade as requested.

Selling Stockholders, page 31

3.
We note your response to comment 8 of our comment letter dated January 22, 2014 and the related revisions to your selling stockholder table.  Please revise your disclosure in the table regarding the holdings of Chui Chui Li to reflect the shares held by Ka Ming Lau, her spouse, or advise.  In addition, according to the table, Ka Ming Lau will still hold the shares owned by Chui Chui Li, his spouse, after the completion of the offering.  However, it appears that Chui Chui Li will be selling all of her shares in the offering.  Please revise your disclosure as appropriate or advise.

Response: We have revised the selling stockholder table to reflect the sale of all of the shares of both Chui Chui Li and Ka Ming Lau.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.
We note your response to our prior comment 5 and your revision to your filing.  Please specifically state within your results of operations discussion that the recent lack of volatility of gold prices could result in less trade revenue, as you have stated in your response to us.

Response: We have added the requested disclosure to our MD&A discussion.

United States Securities and Exchange Commission
March 24, 2014

Financial Statements

Financial Statements of eBullion, Inc. for the Six Months Ended September 30, 2013 and 2012, page F-1

Notes to the Financial Statements, page F-5

4. Loan receivable from eBullion Trade, page F-15

5.
We note your response to our prior comment 10.  Your response did not address how you determined that eBullion Trade is not a VIE, please tell us how you made that determination.  Additionally, with respect to your analysis that Man Loong is not the primary beneficiary, please tell us how you considered that Man Loong appears to be the only entity that would absorb any eBullion Trade losses if the loan is not repaid.  Further, based on the apparent obligation of Man Loong to absorb the expected losses of eBullion Trade, please tell us how you were able to conclude that Man Loong does not direct the activities of eBullion Trade.  Within your response, please refer to ASC 810-10.

Response: We have reviewed the facts and circumstances of our relationship with eBullion Trade Company Limited (“eBullion Trade”) and have reassessed whether eBullion Trade is a VIE. Based on the guidance provided in ASC 810-10 (specifically ASC 810-10-15-14(a)), we have concluded that eBullion Trade is a VIE because the equity investors in eBullion Trade did not at the time of the loan (July 18, 2013) or thereafter have sufficient equity at risk to finance its activities without subordinated financial support.

Substantive Facts

1.
eBullion Trade was formed and incorporated under the registered name of Shang Hua on June 24, 2013 in the Peoples’ Republic of China for the purpose of engaging in trading silver contracts as an electronic trading member of the Guangdong Precious Metal Exchange (“GPME”).

2.
eBullion Trade is owned by an individual investor unrelated to eBullion, Inc. (“eBullion”) or its wholly-owned subsidiary Man Loong Bullion Company Limited (“Man Loong”), or its officers, directors, agents, and the like.

3.	eBullion Trade’s investor owns a separate company, which operates in the agency side of the precious metal trading business also in the Peoples’ Republic of China.
4.	eBullion Trade was registered as a separate entity solely because the GPME requires all applicants to be a newly-formed entity.
5.	eBullion Trade’s initial equity capital was approximately RMB 420,000 ($69,000).
6.	To become an electronic trading member of the GPME, eBullion Trade must have the approval of the GPME, which is obtained through the GPME application process.
7.	The GPME requires a minimum capital amount of RMB 5,000,000 (approximately $817,000) (“Minimum Capital”) be deposited with them before they will process an application.
8.
eBullion Trade did not have the required Minimum Capital and therefore, on July 18, 2013, Man Loong agreed to loan eBullion Trade the Minimum Capital plus an additional RMB 1,100,000 (approximately $180,000) (the “Working Capital”) for the purchase of the GPME’s trading platform software and other working capital needs (collectively the “Loan”).

9.	The Loan is due and payable on April 17, 2014.

United States Securities and Exchange Commission
March 24, 2014

Analysis:

eBullion Trade has a single equity investor (an individual). At the time of the Loan the equity investor of eBullion Trade did not have the minimum capital required by the GPME and was unable to process its application. The equity investor is not a related party (as defined in ASC 850) or de facto agent (as defined in ASC 810-10-25-43). eBullion Trade is a development stage company that is awaiting a license from the GPME (i.e. research and development), is acquiring assets (i.e. the trading software) and is recruiting and training personnel (ASC 915-10-05-2). None of the scope exceptions defined in ASC 810-10-15-12 and 15-17 apply.

Conclusion:

eBullion Trade is a VIE because the equity investor of eBullion Trade (at July 18, 2013 and to date) lacked sufficient equity at risk to finance its activities without the loan from Man Loong. (ASC 810-10-15-14(a))

We have also reviewed our assessment of who is the primary beneficiary in light of the fact that eBullion Trade is a VIE. After review of the guidance in ASC 810-10-25-38 through 25-38G, we have concluded that Man Loong is not the primary beneficiary of the VIE.

Substantive Facts

1.	eBullion Trade is wholly owned by an individual who is in no way related to Man Loong or its officers, directors, agents, or the like.
2.	eBullion’s investor holds sole voting rights.
3.	The acquisition of the license from the GPME is and has been since the time of the Loan the only substantive activity affecting eBullion Trade’s economic performance.
4.	The management of eBullion Trade has spearheaded the acquisition of the license from the GPME with the assistance of an employee of Man Loong, who has no management decision making authority.
5.
Both eBullion Trade and Man Loong have control over the bank account of eBullion Trade and spending of material funds from this account requires the agreement of both parties; however, spending under such amounts is solely in the control of eBullion Trade.

Analysis:

ASC 810-10-28-38(a) states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the losses or the rights to receive benefits of the VIE that could potentially be significant to the VIE.

Without this license eBullion Trade cannot conduct business. Man Loong has no voting rights in eBullion Trade and the Loan does not contain any negative covenants that would allow Man Loong to take control of eBullion Trade or its operations. eBullion Trade has controlled the license acquisition from day one with the assistance of an employee of Man Loong; however this employee is only assisting as directed by eBullion Trade and has no management authority. Man Loong has no obligation to absorb the losses of eBullion Trade.

Conclusion:

The equity investor of eBullion Trade, and not Man Loong, is the primary beneficiary of the VIE pursuant to ASC 810-10-28-38(a). Further, even if Man Loong’s employee’s assistance were deemed substantive, Man Loong would still not be the primary beneficiary because it lacks the ability to make decisions without the concurrence of the management of eBullion Trade. (ASC 810-10-28-38(d))

United States Securities and Exchange Commission
March 24, 2014

We have also reconsidered at certain times whether eBullion Trade is still a VIE because eBullion Trade’s investor has increased her equity investment at various times since the Loan (ASC 810-10-35-4(d)). At December 31, 2013 this amount had increased to approximately $301,000 (RMB 1,841,000). Based on this information, we have determined that eBullion Trade has at all times since the Loan been a VIE and that the investor in eBullion Trade has at all times since the Loan remained the primary beneficiary of the VIE.

Because eBullion Trade is a VIE and eBullion’s subsidiary Man Loong is not the primary beneficiary, we have revised the notes to our financial statements to disclose the information as required by ASC 810-10-50-2AA and 810-10-50-4 (Non-primary beneficiary holder of a variable interest in a VIE). Our revised disclosures relating to the VIE is set out below.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner